SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	April 26, 2007 at 10.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso Interim Review January–March 2007

Strong operating profit improvement driven by Fine Paper and Wood Products; challenging quarters ahead

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced its first quarter results for 2007.

Summary of First Quarter Results (compared with Q1/2006)

•	Sales were EUR 3 855.4 (EUR 3 607.7) million.

•	Operating profit was EUR 307.3 (EUR 247.0) million excluding non-recurring items. Operating profit was EUR 339.3 (EUR 223.8) million including non-recurring items.

•	Profit before tax was EUR 274.8 (EUR 210.9) million excluding non-recurring items. Profit before tax was EUR 306.8 (EUR 317.7) million including non-recurring items.

•	Net profit excluding non-recurring items was EUR 207.2 (EUR 158.3) million. Net profit including non-recurring items was EUR 222.5 (EUR 226.4) million.

•

Earnings per share were EUR 0.26 (EUR 0.20) excluding non-recurring items. Cash earnings per share were EUR 0.59 (EUR 0.54) excluding non-recurring items. Earnings per share including non-recurring items were EUR 0.28 (EUR 0.29).

•	ROCE excluding non-recurring items was 10.8% (8.5%).

Message from CEO Jouko Karvinen:

Group earnings strongly improved, but challenging quarters ahead

“We are delighted to report strong earnings improvements in Fine Paper and Wood Products, and a good performance by Packaging Boards. There was a slight decline in Publication Paper’s profitability in very challenging market conditions for magazine paper. However, in the next few months we are planning to curtail production at some of our Finnish pulp mills owing to wood supply constraints resulting from an unusually short winter harvesting season in Baltic Sea region and in Russia, and uncertainties around the Russian wood export tax. These stoppages, together with increased wood costs and a higher level of seasonal holiday and maintenance stoppages will negatively impact earnings in the second quarter, although earnings should remain higher than a year earlier. We are working rigorously to increase wood supply around the Baltic Sea basin and to solve the issues concerning Russian wood export tax in good co-operation with our stakeholders.

Overall market situation is relatively good, with a few exceptions

“The overall market situation and outlook are relatively healthy. Conditions do vary, however, between customer segments and regions. Currently, two of the biggest challenges in our industry are weak magazine paper prices worldwide and the uncertain trend in demand for printing and writing papers and newsprint in North America. On a positive note, prospects for our Fine Paper, Newsprint and Wood Products divisions in Europe are good, and Packaging Boards continues to perform well”

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

“Cost inflation remains a real issue for our industry, particularly for wood. The additional export duties on roundwood announced by Russia, the European Union’s drive to increase the utilisation of wood fibre as biofuel and the pressure from Non-Governmental Organisations with environmental concerns about wood harvesting in certain areas are all contributing to concerns over wood supply. We are convinced that all stakeholders, not least in Finland and Russia, understand the seriousness of the situation and will work with us to find positive solutions to these challenges acceptable to all parties concerned in the coming months and years.

Group’s ROCE target of 13% over the cycle remains

“As we stated at our Annual General Meeting, we remain committed to our target of achieving a ROCE of 13% over the cycle. Our business and geographical portfolio review is progressing well. As stated before, we do not intend to announce a single multi-year plan or lists of businesses under scrutiny. Rather we will announce key decisions and actions when appropriate. The result will be a more focused Group, with businesses that all contribute to our financial improvement and strategic goals.

“Another imperative is continual cost improvement to be realised primarily through structural simplification and choices. We will also be building upon our successful strategy in new growth markets, such as further development of our Latin American operations.

“We will also emphasise our customer-driven product innovations, such as media packaging solutions and the positive results from the never-ending drive for operational excellence evidenced by the world speed record in production at our Kvarnsveden SC Paper Machine 12 in the first quarter.

“Even with some short-term challenges and lots of decisions and choices to make, we are convinced that we will find our way to long-term, sustainable value creation. Based on track record of 2006 and the first quarter of 2007, even in a challenging environment, our goal in the future is to stay on the year-on-year improvement path.

Near-term market outlook

“In Europe the positive economic outlook is expected to support the consumption of advertising-driven paper grades. Stable prices for newsprint are anticipated but in magazine paper price pressure persists in non-contractual business. The outlook for fine paper remains healthy and prices are forecast to rise. Demand for packaging boards is expected to remain firm with prices rising in some business segments. Good, stable demand for wood products should keep the outlook for prices relatively steady.

“In North America the demand outlook for publication paper grades and coated fine paper is uncertain. Prices may remain under pressure.

“In Latin America demand for coated magazine paper is predicted to strengthen, but competition is expected to remain intense. In China a slight improvement in demand for coated fine paper is anticipated, keeping prices stable.”

2(24)	Stora Enso Oyj Business ID 1039050-8

Stora Enso Interim Review January–March 2007

Markets

Compared with Q1/06

In Europe market demand was stable for newsprint but improved for magazine paper, fine paper, packaging boards and wood products. Prices were higher than a year ago in newsprint and lower in magazine paper. Prices were unchanged in coated fine paper, but higher in uncoated fine paper. Prices for most packaging boards and wood products were higher.

In North America market demand for newsprint was clearly weaker than a year ago, but virtually unchanged for coated magazine paper and stronger for uncoated magazine paper. Prices declined in newsprint and magazine paper markets. Demand for coated fine paper weakened slightly during the year and prices were lower.

In Latin America demand for coated magazine paper increased, whereas prices decreased.

In China demand for coated fine paper also increased, but prices decreased.

Compared with Q4/06

In Europe market demand was somewhat stronger than in the previous quarter in fine paper, packaging boards and wood products, but seasonally weaker in publication paper. Prices rose in newsprint, uncoated fine paper, some packaging grades and wood products. Coated fine paper prices were stable, but magazine paper prices declined.

In North America demand for all publication papers weakened and prices declined. In coated fine paper demand increased slightly, mainly for seasonal reasons, but prices decreased.

In Latin America market demand for coated magazine paper weakened slightly, but prices remained unchanged.

In China demand for coated fine paper was stable, but prices declined slightly.

Stora Enso Deliveries and Inventories

				Changes
	Q4-2006	Q1-2006	Q1-2007	Q1/07-Q1/06	Q1/07-Q4/06
Paper and Board deliveries (1 000 tonnes)	3 735	3 619	3 790	171	55
Wood Products deliveries (1 000 m3)	1 670	1 563	1 666	103	-4
Paper and Board Production (1 000 tonnes)	3 740	3 751	3 833	82	93

January–March 2007 Results (compared with Q1/2006)

Sales at EUR 3 855.4 million were 6.9% higher than in the first quarter of 2006, mainly due to higher average prices for fine paper and wood products, and increased deliveries of publication paper, packaging boards and wood products. The net impact on sales of the acquisition of Arapoti Mill in Brazil together with the divestment of Pankakoski, Celbi and Grycksbo mills was EUR –42.7 million.

Operating profit excluding non-recurring items increased by EUR 60.3 million to EUR 307.3 million, which is 8.0% of sales. Profitability was higher in all segments except Publication Paper. Prices rose in wood products and uncoated fine paper. In Publication Paper, operating profit decreased as higher newsprint prices only partly offset lower magazine paper prices. Wood and energy costs were materially higher in the first quarter of 2007 than a year earlier.

3(24)	Stora Enso Oyj Business ID 1039050-8

Key Figures

EUR million	2005	2006	Q4/06	Q1/06	Q1/07	Change % Q1/07-Q1/06	Change % Q1/07-Q4/06
Sales	13 187.5	14 593.9	3 731.8	3 607.7	3 855.4	6.9	3.3
EBITDA excluding non-recurring items	1 501.1	1 872.8	472.4	516.2	568.9	10.2	20.4
Operating profit excluding non-recurring items	371.2	782.1	187.6	247.0	307.3	24.4	63.8
Non-recurring items (operational)	-417.3	-133.7	60.0	-23.2	32.0	n/a	-46.7
Operating margin excluding non-recurring items, %	2.8	5.4	5.0	6.8	8.0	17.6	60.0
Operating profit	-46.1	648.4	247.6	223.8	339.3	51.6	37.0
Net financial items1)	-165.3	-104.0	-38.6	62.3	-56.7	n/a	-46.9
Profit before tax and minority interests excluding non-recurring items	273.1	602.5	141.4	210.9	274.8	30.3	94.3
Profit before tax and minority interests	-144.2	631.8	234.4	317.7	306.8	-3.4	30.9
Net profit for the period excluding non-recurring items	230.3	439.4	101.4	158.3	207.2	30.9	104.3
Net profit for the period	-107.4	589.2	264.8	226.4	222.5	-1.7	-16.0

EPS excluding non-recurring items, Basic, EUR	0.28	0.55	0.13	0.20	0.26	30.0	100.0
EPS, Basic, EUR	-0.14	0.74	0.33	0.29	0.28	-3.4	-15.2
CEPS excluding non-recurring items, EUR	1.70	1.94	0.49	0.54	0.59	9.3	20.4
ROCE excluding non-recurring items, %	3.4	6.8	6.7	8.5	10.8	27.1	61.2

1)	Includes capital gains of EUR 130.0 million (sale of Sampo shares) in Q1/2006, EUR 33.0 million (sale of Finnlines shares) in Q4/2006 totalling to EUR 163.0 million in 2006.
CEPS	= (Net profit for the period + depreciation and amortisation)/average number of shares

Non-recurring items are exceptional transactions that are not related to normal business operations. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.

Deliveries of wood to the Group’s mills in Europe and Brazil totalled 11.1 million cubic metres, which is similar to the first quarter of 2006 and up 8% on the previous quarter.

A storm at the beginning of the quarter improved wood supplies and wood prices turned down in Continental Europe. In the Nordic countries market prices rose and market supplies increased. However, decreasing imports from Russia and a very short and warm winter weakened the overall delivery balance.

Operating profit includes a positive non-operational effect of EUR 15.7 million (positive EUR 35.3 million), comprising a positive EUR 19.4 million net due to EUR -12.0 million and EUR 31.4 million respectively from the accounting of share-based compensation and Total Return Swaps (TRS), and a charge of EUR 3.7 million from the reduced value of government grants related to CO2 emission rights. These non-operational items include a non-cash impact of EUR 2.4 million and they are reported in the segment Other.

TRS instruments, which are only partially hedging cash settled synthetic options, do not qualify for hedge accounting under IFRS criteria, and therefore all periodic changes to their fair value are recorded in the Income Statement; they were previously presented in other financial items. From the first quarter of 2007 onwards, the TRS-related gains and losses, the fair value changes and cash flows, are presented in operating profit under personnel expenses and the comparative years have been reclassified accordingly; the reclassification improved operating profit by EUR 31.4 million (EUR 52.9 million) and increased financial expenses correspondingly.

4(24)	Stora Enso Oyj Business ID 1039050-8

There were two non-recurring items with a net positive impact of EUR 32.0 million (negative EUR 23.2 million) on operating profit: the new labour agreements in North America had a positive impact of EUR 44.0 (USD 57.7 million) million and closure of Sauga Sawmill in Estonia had a negative impact of EUR 12.0 million.

The share of associated company results amounted to EUR 24.2 (EUR 31.6) million; the main contributions were from Bergvik Skog, Tornator and Veracel.

Net financial items were EUR -56.7 million (positive EUR 62.3 million). Net interest expenses increased to EUR 60.7 (EUR 52.8) million and net foreign exchange gains on borrowings, currency derivatives and bank accounts were EUR 3.6 (losses of EUR 7.0) million. Other financial items totalled positive EUR 0.4 (positive EUR 122.1) million, the decrease being mainly due to a non-recurring capital gain of EUR 130.0 million from the sale of shares in Sampo Oyj during the first quarter of 2006.

Profit before taxes and minority interests excluding non-recurring items increased by EUR 63.9 million to EUR 274.8 million and profit before tax amounted to EUR 306.8 (EUR 317.7) million including non-recurring items.

Net taxes totalled EUR -84.3 (EUR -91.3) million, leaving a net profit for the quarter of EUR 222.5 (EUR 226.4) million. The cumulative tax-rate for the first three months was 27.5%.

The profit attributable to minority shareholders was EUR 3.3 (EUR 1.4) million, so the profit attributable to Company shareholders was EUR 219.2 (EUR 225.0) million.

Earnings per share excluding non-recurring items increased by EUR 0.06 to EUR 0.26. Earnings per share including non-recurring items were EUR 0.28 (EUR 0.29). Cash earnings per share were EUR 0.59 (EUR 0.54) excluding non-recurring items.

The return on capital employed was 10.8% (8.5%) excluding non-recurring items. Capital employed was EUR 11 478.5 million on 31 March 2007, approximately the same as a year earlier.

First Quarter Results (compared with Q4/2006)

Sales at EUR 3 855.4 million were 3.3% higher than the previous quarter’s EUR 3 731.8 million. Deliveries increased in fine paper and packaging boards and decreased in publication paper. Prices increased in newsprint, uncoated fine paper, wood products and somewhat in packaging boards, but decreased in magazine paper.

Operating profit excluding non-recurring items increased by EUR 119.7 million to EUR 307.3 (EUR 187.6) million, which is 8.0% of sales. Operating profit increased in all product segments except Publication Paper. Strong demand and higher prices increased operating profit in Fine Paper and Wood Products. Operating profit in Packaging Boards increased mainly due to seasonally higher production and delivery volumes. Publication Paper operating profit decreased, mainly because decreases in magazine paper prices were only partly offset by increases in newsprint prices. Wood costs were higher than in the previous quarter.

Profit before tax amounted to EUR 274.8 (EUR 141.4) million excluding non-recurring items and EUR 306.8 (EUR 234.4) million including non-recurring items.

5(24)	Stora Enso Oyj Business ID 1039050-8

Earnings per share were EUR 0.26 (EUR 0.13) excluding non-recurring items. Earnings per share including non-recurring items were EUR 0.28 (EUR 0.33). Cash earnings per share were EUR 0.59 (EUR 0.49) excluding non-recurring items.

The return on capital employed was 10.8% (6.7%) excluding non-recurring items. Capital employed was EUR 11 478.5 million on 31 March 2007, a net increase of EUR 146.7 million due to increased working capital partly offset by low capital expenditure.

Capital Structure

EUR million	31 Dec 06	31 Mar 06	31 Mar 07	Change % 31 Mar 07 - 31 Mar 06	Change % 31 Mar 07 - 31 Dec 06
Fixed assets	11 234.7	11 454.3	11 029.2	-3.7	-1.8
Operative working capital	2 174.5	2 509.6	2 388.3	-4.8	9.8
Non-current interest-free items, net	-1 204.0	-1 312.1	-1 050.7	-19.9	-12.7

Operating Capital Total	12 205.2	12 651.8	12 366.8	-2.3	1.3
Net tax liabilities	-873.4	-1 125.5	-888.3	-21.1	1.7

Capital Employed	11 331.8	11 526.3	11 478.5	-0.4	1.3
Associated companies	805.2	754.7	868.3	15.1	7.8

Total	12 137.0	12 281.0	12 346.8	0.5	1.7

Equity attributable to Company shareholders	7 799.6	7 072.4	7 642.0	8.1	-2.0
Minority interests	103.5	93.0	106.2	14.2	2.6
Net interest-bearing liabilities	4 233.9	5 115.6	4 598.6	-10.1	8.6

Financing Total	12 137.0	12 281.0	12 346.8	0.5	1.7

Financing

Cash flow from operations was EUR 210.2 (EUR 603.9) million and cash flow after investing activities EUR 101.3 (EUR 424.2) million compared with the fourth quarter of 2006. Cash flow decreased due to increased working capital.

At the end of the period, interest-bearing net liabilities were EUR 4 598.6 million, an increase of EUR 364.7 million due to the EUR 354.9 million dividend for 2006 being deducted from equity and entered into current interest-bearing liabilities for payment on 17 April 2007. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 2.2 billion.

Shareholders’ equity amounted to EUR 7 642.0 million or EUR 9.69 (EUR 9.89) per share, compared with the market capitalisation on the Helsinki Stock Exchange on 30 March 2007 of EUR 10.2 billion.

The debt/equity ratio at 30 March 2007 was 0.60 (0.54). The currency effect on equity was EUR -45.2 million net of the hedging of equity translation risks.

6(24)	Stora Enso Oyj Business ID 1039050-8

Cash Flow

EUR million	2006	Q1/06	Q4/06	Q1/07	Change % Q1/07 - Q1/06	Change % Q1/07 - Q4/06
Operating profit	648.4	223.8	247.6	339.3	51.6	37.0
Adjustments*	1 060.9	265.9	297.0	256.2	-3.6	-13.7
Change in working capital	199.1	-189.9	59.3	-385.3	-102.9	n/m

Cash Flow from Operations	1 908.4	299.8	603.9	210.2	-29.9	-65.2
Capital expenditure	-583.4	-167.7	-179.7	-108.9	35.1	39.4

Cash Flow after Investing Activities	1 325.0	132.1	424.2	101.3	-23.3	-76.1

*)	Adjustments include depreciations, other non-cash income and expenses and capital gains and losses which are included in proceeds from the sale of fixed assets and shares.

Capital Expenditure for the First Quarter of 2007

Capital expenditure for the first quarter totalled EUR 108.9 million, which is 42% of scheduled depreciation and 3% of sales. The Group’s capital expenditure for 2007 is expected to be about EUR 900 million.

The main projects during the first three months were the plantation projects at Guangxi, China (EUR 9.2 million) and in South America (EUR 6.1 million) and paper machine 3 at Varkaus Mill in Finland (EUR 6.7 million).

Asset Performance Review (APR)

The schedule for closing Berghuizer Mill in the Netherlands has been finalised, with paper machine PM 7 permanently ceasing production on 16 April 2007 and PM 8 on 31 October 2007. These machines had a total capacity of 245 000 tonnes of uncoated fine paper per year. Approximately 80 000 tonnes of Berghuizer Mill’s annual production is expected to be transferred to Stora Enso’s Nymölla Mill in Sweden. The annual capacity of Nymölla Mill will remain unchanged at 485 000 tonnes, but the mill has upgraded some of its assets to supply higher quality products with better margins and to improve its customer service.

Short-term risks and uncertainties

The availability and cost of pulpwood and increasing recovered fibre prices are near-term business uncertainties. The company is taking actions to mitigate these risks.

Near-term market outlook

In Europe the positive economic outlook is expected to support the consumption of advertising-driven paper grades. Stable prices for newsprint are anticipated but in magazine paper price pressure persists in non-contractual business. The outlook for fine paper remains healthy and prices are forecast to rise. Demand for packaging boards is expected to remain firm with prices rising in some business segments. Good, stable demand for wood products should keep the outlook for prices relatively steady.

In North America the demand outlook for publication paper grades and coated fine paper is uncertain. Prices may remain under pressure.

In Latin America demand for coated magazine paper is predicted to strengthen, but competition is expected to remain intense. In China a slight improvement in demand for coated fine paper is anticipated, keeping prices stable.

7(24)	Stora Enso Oyj Business ID 1039050-8

First Quarter Events

January

Stora Enso signed a loan agreement with the European Investment Bank (EIB) for a EUR 140 million loan facility to finance part of Stora Enso’s investment in research and development in Finland and Sweden for the next five years. The facility, which is expected to be fully drawn, is the result of good long-term co-operation between EIB and Stora Enso.

March

Stora Enso announced that it will expand its corrugated packaging business in Eastern Europe and Russia by constructing new plants at Balabanovo in Russia and Komarom in Hungary, and by expanding the existing plant at Lodz in Poland. The corrugated packaging markets in Eastern Europe and Russia are developing rapidly. Stora Enso’s expansions are targeted at meeting customers’ growing demand for value-added corrugated packaging. These developments are in line with Stora Enso’s strategy of growing its packaging business and its operations in new growth markets.

Stora Enso also announced that it plans to close down Sauga Sawmill in Estonia in June 2007 owing to a continuing shortage of raw material, resulting in higher costs and unprofitable operations. The closure will not have a material impact on Stora Enso’s annual sales, but it is expected to have a slightly positive impact on the Group’s full year 2007 operating profit. The Company has recorded a write-down and restructuring provision totalling about EUR 12 million as non-recurring items in the first quarter of 2007.

Stora Enso signed an agreement with Neste Oil to join forces to develop technology for producing new-generation biofuels from wood residues to replace fossil fuels in transportation and thus cut greenhouse gases. The first step will be to design and build a full scale test plant at Stora Enso’s Varkaus Mill in Finland. This plant, which will be owned on a 50/50 basis by the parties, is expected to start up in 2008.

Inspections by Competition Authorities

Concluding an investigation initiated in 2004, the US Antitrust authorities announced on 13 December 2006 that Stora Enso North America Corp. had been indicted for its alleged anticompetitive conduct in connection with the sale of coated magazine paper in the USA from autumn 2002 until spring 2003. No Stora Enso employee was charged individually. Stora Enso denies any wrongdoing and has entered a plea of not guilty in response to the indictment. The Group expects the trial to occur in 2007. Coincident with this investigation, Stora Enso has been named in a number of class action lawsuits filed in the USA.

On 21 December 2006 Stora Enso announced that the Finnish Competition Authority, as a result of an investigation initiated in 2004, had proposed to the Finnish Market Court that a fine of EUR 30 million be imposed on Stora Enso for violating competition laws in the purchasing of wood in Finland in the period from 1997 to 2004. Stora Enso considers the proposal groundless.

No provision has been made in Stora Enso’s accounts for the above-mentioned investigations and lawsuits.

Changes in the Group Management

As announced on 17 October 2006, Stora Enso’s Board of Directors appointed Jouko Karvinen, M.Sc. (Eng.), as the new CEO of Stora Enso. He joined the company on 1 January 2007 and took up the position of CEO following the Annual General Meeting (AGM) on 29 March 2007.

8(24)	Stora Enso Oyj Business ID 1039050-8

Jukka Härmälä left the position of CEO at the AGM on 29 March 2007. He will continue to undertake special assignments specified by the Board of Directors of Stora Enso until the end of August 2007.

On 29 March Stora Enso’s Board of Directors appointed Hannu Ryöppönen as Deputy CEO in addition to his existing role as CFO. Certain Group-wide functional responsibilities will also be added to his responsibilities in the future. Divisions continue to report to the CEO, Jouko Karvinen.

On 20 March Stora Enso announced that Pekka Laaksonen, Senior Executive Vice President, Fine Paper and member of the Executive Management Group (EMG), had accepted the position of CEO with Valio Ltd. He will relinquish his current duties with Stora Enso by 15 August 2007.

Share Capital

During the quarter 450 A shares were converted into R shares. The conversion was recorded in the Finnish Trade Register on 15 February 2007.

During the quarter the Company allocated 10 901 repurchased R shares under the terms of the Stora Enso North America Option Plan.

On 31 March 2007 Stora Enso had 178 102 667 A shares and 611 435 832 R shares in issue, of which the Company held no A shares and 941 726 R shares with a nominal value of EUR 1.6 million. The holding represents 0.12% of the Company’s share capital and 0.04% of the voting rights.

Decisions of the Annual General Meeting on 29 March 2007

The proposed dividend of EUR 0.45 per share was approved.

The AGM approved a proposal that the Board of Directors shall have nine members and that of the present members Gunnar Brock, Lee A. Chaden, Claes Dahlbäck, Dominique Hériard Dubreuil, Birgitta Kantola, Ilkka Niemi, Jan Sjöqvist, Matti Vuoria and Marcus Wallenberg be re-elected to continue in office.

The AGM also approved a proposal to appoint a Nomination Committee to prepare proposals concerning (a) the number of members of the Board of Directors, (b) the members of the Board of Directors, (c) the remuneration for the Chairman, Vice Chairman and members of the Board of Directors and (d) the remuneration for the Chairman and members of the committees of the Board of Directors.

Decisions by Board of Directors

At its meeting held after the AGM, the Stora Enso Board of Directors elected from among its members Claes Dahlbäck as its Chairman and Ilkka Niemi as Vice Chairman.

Jan Sjöqvist (chairman), Lee A. Chaden, Claes Dahlbäck, Birgitta Kantola and Ilkka Niemi will continue as members of the Financial and Audit Committee.

Claes Dahlbäck (chairman), Dominique Hériard Dubreuil, Ilkka Niemi and Matti Vuoria will continue as members of the Compensation Committee.

This report is unaudited.

Helsinki, 26 April 2007

Stora Enso Oyj

Board of Directors

9(24)	Stora Enso Oyj Business ID 1039050-8

Segments

Publication Paper

EUR million	Q4/06	Q1/06	Q1/07	Change % Q1/07-Q1/06	Change % Q1/07-Q4/06
Sales	1 230.5	1 171.0	1 240.5	5.9	0.8
Operating profit*	69.0	70.3	63.5	-9.7	-8.0
% of sales	5.6	6.0	5.1	-15.0	-8.9
ROOC, %**	7.0	6.8	6.5	-4.4	-7.1
Deliveries, 1 000 t	1 860	1 666	1 824	9.5	-1.9
Production, 1 000 t	1 843	1 717	1 882	9.6	2.1

*	Excluding non-recurring items ** ROOC = 100% x Operating profit/Operating capital

Publication Paper sales were EUR 1 240.5 million, 5.9% up on the first quarter of 2006 due to increased deliveries. Operating profit was lower than in the first quarter of 2006 at EUR 63.5 million as magazine paper prices decreased, and energy and wood costs increased. In Europe the annual newsprint contract negotiations were successfully concluded with price increases averaging 5% agreed for 2007.

Publication Paper has improved its average asset structure by divesting Wolfsheck Mill and closing down Corbehem PM 3 and PM 4, and cost reductions from the major restructuring at Summa, Reisholz, Norrsundet and Skutskär will enhance future competitiveness. Resumption of operations at Port Hawkesbury Mill will strengthen our position in North American markets again. Nevertheless, results are unsatisfactory, so further profit improvements are needed.

Compared with Q1/2006

In Europe newsprint demand was unchanged, but magazine paper demand improved significantly. Producer inventories increased in newsprint and uncoated magazine paper, but decreased in coated magazine paper. Prices were higher for newsprint and lower for magazine paper.

In North America demand was clearly weaker for newsprint, stronger in uncoated magazine paper and fairly stable in coated magazine paper. Inventories increased considerably and prices were lower in all product segments.

In Latin America demand for coated magazine paper improved, but prices deteriorated.

Compared with Q4/2006

In Europe demand for all publication paper grades was seasonally weaker than in the previous quarter and producer inventories increased. Prices were higher for newsprint and lower for magazine paper.

In North America demand for all publication paper grades was weaker and inventories increased. Prices were lower in all product segments.

In Latin America market demand for coated magazine was slightly weaker, but prices remained unchanged.

10(24)	Stora Enso Oyj Business ID 1039050-8

Fine Paper

EUR million	Q4/06	Q1/06	Q1/07	Change % Q1/07-Q1/06	Change % Q1/07-Q4/06
Sales	718.3	776.3	738.6	-4.9	2.8
Operating profit*	34.6	52.7	61.5	16.7	77.7
% of sales	4.8	6.8	8.3	22.1	72.9
ROOC, %**	6.4	8.2	11.4	39.0	78.1
Deliveries, 1 000 t	946	994	966	-2.8	2.1
Production, 1 000 t	947	1 029	951	-7.6	0.4

*	Excluding non-recurring items ** ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 738.6 million, down 4.9% on the first quarter of 2006 mainly due to the sale of Grycksbo Mill and closure of Varkaus PM 1 during 2006, and lower coated fine paper prices. Operating profit was EUR 61.5 million, up 16.7% on the first quarter of 2006 as increased sales, higher production efficiency and improved cost efficiency more than offset the effects of lower sales prices, divestments and closures. In the first quarter of 2006 operating profit included Celbi pulp mill’s operating profit of EUR 13.1 million. The operational improvement in operating profit excluding the Celbi mill effect in the first quarter of 2006 was 55.3%.

Compared with Q1/2006

In Europe coated fine paper demand was stronger than a year ago driven by solid economic growth in Europe, but prices were almost unchanged. Industry and Stora Enso coated fine paper inventories decreased. Uncoated fine paper demand was slightly stronger than a year ago due to steady economic growth, and uncoated fine paper prices rose. Industry and Stora Enso uncoated fine paper inventories were lower than a year ago.

In North America coated fine paper demand weakened slightly as the economy slowed and prices were lower than a year ago. Industry and Stora Enso coated fine paper inventories were lower than a year ago.

In China coated fine paper demand was stronger, but prices lower than a year ago.

Compared with Q4/2006

In Europe coated fine paper demand was slightly stronger than in the previous quarter, stimulated by economic growth, and prices were stable. Industry and Stora Enso coated fine paper inventories decreased to normal levels. Uncoated fine paper demand was clearly stronger than in the previous quarter due to seasonal factors and economic growth, and prices continued to rise. Industry and Stora Enso uncoated fine paper inventories continued to fall to extremely low levels.

In North America coated fine paper demand was slightly stronger, mainly for seasonal reasons, but prices for reels decreased. Industry and Stora Enso coated fine paper inventories increased slightly, but were still normal.

In China coated fine paper demand continued to grow, but prices declined slightly.

Merchants

Sales were EUR 532.9 million, up 7.3% on the first quarter of 2006 mainly due to increased sales volumes. Operating profit was EUR 16.6 million, up 72.9% on the first quarter of 2006 due to successful integration of acquired operations.

11(24)	Stora Enso Oyj Business ID 1039050-8

Integration of recent acquisitions is proceeding well according to plan. Structural cost savings have been achieved and internal efficiency improved. Customers have been retained and sales have continued to increase during these internal changes.

Packaging Boards

EUR million	Q4/06	Q1/06	Q1/07	Change % Q1/07-Q1/06	Change % Q1/07-Q4/06
Sales	871.7	869.0	919.8	5.8	5.5
Operating profit*	59.4	99.5	106.5	7.0	79.3
% of sales	6.8	11.4	11.6	1.8	70.6
ROOC, %**	8.6	13.9	15.4	10.8	79.1
Deliveries, 1 000 t	929	959	1 000	4.3	7.6
Production, 1 000 t	950	1 005	1 000	-0.5	5.3

*)	Excluding non-recurring items ** ROOC = 100% x Operating profit/Operating capital

Packaging board sales were EUR 919.8 million, up 5.8% on the first quarter of 2006 mainly due to increased deliveries. The impacts of divestment of Pankakoski Mill and closure of PM 31 at Stevens Point were offset by several improvement actions. Operating profit was EUR 106.5 million, up 7.0% on the first quarter of 2006, mainly due to increased sales volumes and improved sales mix. In addition to the successful implementation of Profit 2007 improvement initiatives, major energy efficiency improvement projects at Skoghall and Fors started to contribute to results.

Demand for consumer boards was generally good with volumes higher than in the previous quarter and similar to a year ago. Prices improved slightly.

Demand for industrial packaging was good with volumes and prices higher than in the previous quarter and a year ago.

Wood Products

EUR million	Q4/06	Q1/06	Q1/07	Change % Q1/07-Q1/06	Change % Q1/07-Q4/06
Sales	443.0	377.1	479.8	27.2	8.3
Operating profit*	19.0	3.8	53.7	n/m	182.6
% of sales	4.3	1.0	11.2	n/m	160.5
ROOC, %**	11.6	2.3	32.9	n/m	183.6
Deliveries, 1 000 m3	1 670	1 563	1 666	6.6	-0.2

*	Excluding non-recurring items **ROOC = 100% x Operating profit/Operating capital

Wood product sales were EUR 479.8 million, up 27.2% on the first quarter of 2006 mainly due to higher sales prices. Operating profit was EUR 53.7 million, up EUR 49.9 million on the first quarter of 2006 due to higher sales prices, internal restructuring measures and successful actions to improve product and sales mix.

Compared with Q1/2006

Market demand improved except in the USA, where the housing market was booming a year ago. The slowdown in the US housing market has reduced sawnwood demand and prices have fallen in the USA. In all other markets good demand, low stock levels and rapid raw material cost escalation supported sharp rises in market prices.

12(24)	Stora Enso Oyj Business ID 1039050-8

Compared with Q4/2006

Demand remained strong in most product categories in Europe, Asia, North Africa and the Middle East, and prices continued to rise. North American markets remained depressed with weak demand and low prices, but they accounted for only a small proportion of sales.

13(24)	Stora Enso Oyj Business ID 1039050-8

Financials

Key Ratios

	2005	2006	Q4/06	Q1/06	Q1/07	Change % Q1/07-Q1/06	Change % Q1/07-Q4/06
Earnings per share (basic), EUR	-0.14	0.74	0.33	0.29	0.28	-3.4	-15.2
Earnings per share excl. non-recurring items, EUR	0.28	0.55	0.13	0.20	0.26	30.0	100.0
Cash earnings per share (CEPS), EUR	1.65	2.34	0.73	0.63	0.62	-1.6	-15.1
CEPS excl. non-recurring items, EUR	1.70	1.94	0.49	0.54	0.59	9.3	20.4

Return on capital employed (ROCE), %	-0.4	5.6	8.9	7.7	11.9	54.5	33.7
ROCE excl. non-recurring items, %	3.4	6.8	6.7	8.5	10.8	27.1	61.2
Return on equity (ROE), %	-1.4	7.7	14.0	12.5	11.4	-8.8	-18.6
Debt/equity ratio	0.70	0.54	0.54	0.72	0.60	-16.7	11.1
Equity per share, EUR	9.16	9.89	9.89	8.97	9.69	8.0	-2.0
Equity ratio, %	41.0	45.3	45.3	40.2	44.1	9.7	-2.6

Operating profit, % of sales	-0.3	4.4	6.6	6.2	8.8	41.9	33.3
Operating profit excl. non-recurring items, % of sales	2.8	5.4	5.0	6.8	8.0	17.6	60.0
Capital expenditure, EUR million	1145.3	583.4	179.7	167.7	108.9	-35.1	-39.4
Capital expenditure, % of sales	8.7	4.0	4.8	4.6	2.8	-39.1	-41.7
Capital employed, EUR million	11 678	11 332	11 332	11 526	11 478	-0.4	1.3
Interest-bearing net liabilities, EUR million	5 084	4 234	4 234	5 116	4 599	-10.1	8.6

Average number of employees	46 166	45 631	45 631	46 056	43 504	-5.5	-4.7
Average number of shares (million) periodic	798.7	788.6	788.6	788.6	788.6
cumulative	798.7	788.6	788.6	788.6	788.6
cumulative, diluted	799.2	788.9	788.9	789.1	788.9

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate
	31 Dec 06	31 Mar 07	31 Dec 06	31 Mar 07
SEK	9.0404	9.3462	9.2517	9.1892
USD	1.3170	1.3318	1.2563	1.3112
GBP	0.6715	0.6798	0.6819	0.6707
CAD	1.5281	1.5366	1.4247	1.5363

Transaction Risk and Hedges in Main Currencies as at 31 March 2007

EUR million	USD	GBP	SEK	JPY
Estimated annual net operating cash flow exposure	1 450	600	-1 000	300
Transaction hedges as at 31 Mar.	360	255	-556	48
Hedging percentage as at 31 Mar. for the next 12 months	25%	43%	56%	16%

14(24)	Stora Enso Oyj Business ID 1039050-8

Condensed Consolidated Income Statement

EUR million	2006	Q1/2006	Q1/2007	Change % Q1/07-Q1/06
Sales	14 593.9	3 607.7	3 855.4	6.9
Other operating income	364.9	50.2	16.7	-66.7
Materials and services	-8 111.5	-1 987.7	-2 160.0	-8.7
Freight and sales commissions	-1 751.4	-392.7	-430.7	-9.7
Personnel expenses	-2 200.9	-544.4	-483.7	11.1
Other operating expenses	-988.9	-240.1	-185.0	22.9
Depreciation and impairment	-1 257.7	-269.2	-273.4	-1.6

Operating Profit / (Loss)	648.4	223.8	339.3	51.6
Share of results of associated companies	87.4	31.6	24.2	-23.4
Net financial items	-104.0	62.3	-56.7	n/a

Profit / (Loss) before Tax	631.8	317.7	306.8	-3.4
Income tax	-42.6	-91.3	-84.3	7.7

Net Profit / (Loss) for the Period	589.2	226.4	222.5	-1.7

Attributable to:
Equity holders of the Parent Company	585.0	225.0	219.2	-2.6
Minority interests	4.2	1.4	3.3	135.7

	589.2	226.4	222.5	-1.7

Earnings per share
Basic earnings per share, EUR	0.74	0.29	0.28	-3.4
Diluted earnings per share, EUR	0.74	0.29	0.28	-3.4

Consolidated Statement of Recognised Income & Expense

EUR million	2006	Q1/2006	Q1/2007
Defined benefit plan actuarial gains / (losses)	135.1	—	—
Tax on actuarial movements	-46.6	—	—
Aggregate fair value movements in Available-for-Sale assets	251.6	-103.7	51.1
Currency and commodity hedges	-45.3	88.7	-37.5
Associate hedges	11.1	3.5	-0.1
Tax on Other Comprehensive Income Movements (OCI)	50.2	2.1	10.2
Currency translation movements on equity net investments (CTA)	-86.4	-39.9	-69.0
Equity net investment hedges	118.0	38.6	32.1
Tax on equity hedges	-30.7	-10.1	-8.3

Net Income & Expense Recognised directly in Equity	357.0	-20.8	-21.5
Net profit / (loss) for the period	589.2	226.4	222.5

Total Recognised Income & Expense for the Period	946.2	205.6	201.0

Attributable to:
Equity holders of the Parent Company	942.0	204.2	197.7
Minority interests	4.2	1.4	3.3

Total Recognised Income & Expense for the Period	946.2	205.6	201.0

15(24)	Stora Enso Oyj Business ID 1039050-8

Condensed Consolidated Cash Flow Statement

EUR million	2006	Q1/2006	Q1/2007
Cash Flow from Operating Activities
Operating profit	648.4	223.8	339.3
Adjustments	1 060.9	265.9	256.2
Change in net working capital	199.1	-189.9	-385.3
Change in short-term interest-bearing receivables	89.9	32.2	49.0

Cash Flow Generated by Operations	1 998.3	332.0	259.2
Net financial items	-335.4	-45.1	-41.3
Income taxes paid	-215.4	-10.3	-45.0

Net Cash Provided by Operating Activities	1 447.5	276.6	172.9

Cash Flow from Investing Activities
Acquisitions of subsidiaries	-329.8	-7.4	-0.4
Acquisitions of associated companies	-19.4	0.0	-65.9
Proceeds from sale of fixed assets and shares	700.8	206.3	7.1
Capital expenditure	-583.4	-167.7	-108.9
Proceeds from (payment of) the non-current receivables, net	-21.4	-14.6	18.9

Net Cash Used in Investing Activities	-253.2	16.6	-149.2

Cash Flow from Financing Activities
Change in long-term liabilities	-11.6	97.8	113.1
Change in short-term borrowings	-623.5	-586.1	20.3
Dividends paid	-354.9	0.0	0.0
Minority equity injections less dividends	6.6	-0.5	0.4
Options exercised	-2.0	-1.3	-0.5
Repurchase / Sale of own shares	0.2	0.0	0.1

Net Cash Used in Financing Activities	-985.2	-490.1	133.4

Net Increase (Decrease) in Cash and Cash Equivalents	209.1	-196.9	157.1
Cash and bank in acquired companies	1.6	0.7	0.0
Cash and bank in sold companies	-20.2	-0.6	0.0
Translation adjustment	-30.4	-3.8	-0.3
Net cash and cash equivalents at the beginning of period	149.5	351.4	309.6

Net Cash and Cash Equivalents at Period End	309.6	150.8	466.4

Cash and Cash Equivalents at Period End	609.0	352.7	525.5
Bank Overdraft at Period End	-299.4	-201.9	-59.1

Net Cash and Cash Equivalents at Period End	309.6	150.8	466.4

Acquisitions of Subsidiary Companies
Cash and cash equivalents	1.6	0.7	—
Working capital	47.2	-1.2	—
Operating fixed assets	281.1	1.8	0.3
Interest-bearing assets	0.0	—	—
Tax liabilities	1.2	0.3	—
Interest-bearing liabilities	-4.4	-0.6	—
Non-cash share exchange	—	—	—
Minority interests	1.1	-0.2	0.1

Fair Value of Net Assets	327.8	0.8	0.4
Goodwill	2.0	6.6

Total Purchase Consideration	329.8	7.4	0.4

Disposal of Subsidiary Companies
Cash and cash equivalents	20.2	0.6	—
Working capital	59.5	6.5	—
Operating fixed assets	217.9	44.1	—
Interest-bearing assets	1.2	0.9	—
Tax liabilities	-18.0	-13.5	—
Interest-bearing liabilities	-12.0	-1.5	—
Minority interests	-0.2	—	—

Net Assets in Divested Companies	268.6	37.1	0.0
Income Statement capital gain (goodwill realised)	197.9	—	—

Total Disposal Consideration	466.5	37.1	0.0

16(24)	Stora Enso Oyj Business ID 1039050-8

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2006	Q1/2006	Q1/2007
Carrying value at 1 January	11 213.2	11 213.2	10 440.4
Acquisition of subsidiary companies	283.1	8.4	0.3
Additions	559.1	165.1	96.7
Additions in biological assets	24.3	2.6	12.2
Change in emission rights	54.4	80.2	4.2
Disposals	-237.3	-61.0	-6.4
Depreciation, amortisation and impairment	-1 257.7	-269.2	-273.4
Translation difference and other	-198.7	-87.9	-90.0

Balance Sheet Total	10 440.4	11 051.4	10 184.0

Borrowings

EUR million	2006	Q1/2006	Q1/2007
Non-current borrowings	4 081.0	4 392.1	4 141.0
Current borrowings	1 166.5	1 667.5	1 350.2

	5 247.5	6 059.6	5 491.2

Carrying value at 1 January	6 083.9	6 083.9	5 247.5
Debt acquired with new subsidiaries	4.4	0.6	—
Debt disposed with sold subsidiaries	-12.0	-4.3	—
Proceeds from / payments of borrowings (net)	-692.4	-327.9	-95.9
Translation difference and other*)	-136.4	307.3	339.6

Total Borrowings	5 247.5	6 059.6	5 491.2

*)	includes dividend liability of EUR 354.9 million in Q1/2007 and in Q1/2006.

17(24)	Stora Enso Oyj Business ID 1039050-8

Condensed Consolidated Balance Sheet

EUR million		31 Dec 06	31 Mar 06	31 Mar 07	Change % 31 Mar 07 - 31 Mar 06	Change % 31 Mar 07 - 31 Dec 06
Assets
Fixed Assets and Other Non-current Investments
Fixed assets	O	10 230.8	10 850.0	9 957.5	-8.2%	-2.7%
Biological assets	O	111.5	77.5	124.2	60.3%	11.4%
Emission rights	O	98.1	123.9	102.3	-17.4%	4.3%
Investment in associated companies	A	805.2	754.7	868.3	15.1%	7.8%
Available-for-sale: Listed securities	I	41.2	83.5	42.6	-49.0%	3.4%
Available-for-sale: Unlisted shares	O	794.3	402.9	845.2	109.8%	6.4%
Non-current loan receivables	I	149.2	141.8	127.0	-10.4%	-14.9%
Deferred tax assets	T	53.5	65.2	60.0	-8.0%	12.1%
Other non-current assets	O	61.1	16.1	58.2	261.5%	-4.7%

		12 344.9	12 515.6	12 185.3	-2.6%	-1.3%

Current Assets
Inventories	O	2 019.5	2 210.6	2 126.9	-3.8%	5.3%
Tax receivables	T	124.8	112.6	118.4	5.2%	-5.1%
Operative receivables	O	2 127.9	2 260.8	2 403.5	6.3%	13.0%
Interest-bearing receivables	I	214.2	365.8	197.5	-46.0%	-7.8%
Cash and cash equivalents	I	609.0	352.9	525.5	48.9%	-13.7%

		5 095.4	5 302.7	5 371.8	1.3%	5.4%

Total Assets		17 440.3	17 818.3	17 557.1	-1.5%	0.7%

Equity and Liabilities
Equity attributable to Company shareholders		7 799.6	7 072.4	7 642.0	8.1%	-2.0%
Minority interests		103.5	93.0	106.2	14.2%	2.6%

Total Equity		7 903.1	7 165.4	7 748.2	8.1%	-2.0%

Non-current Liabilities
Post-employment benefit provisions	O	763.1	886.6	697.8	-21.3%	-8.6%
Other provisions	O	308.3	138.0	209.9	52.1%	-31.9%
Deferred tax liabilities	T	793.0	919.4	795.7	-13.5%	0.3%
Non-current debt	I	4 081.0	4 392.1	4 141.0	-5.7%	1.5%
Other non-current operative liabilities	O	193.7	303.6	201.2	-33.7%	3.9%

		6 139.1	6 639.7	6 045.6	-8.9%	-1.5%

Current Liabilities
Current portion of long-term debt	I	630.2	159.5	650.6	307.9%	3.2%
Interest-bearing liabilities	I	536.3	1 508.0	699.6	-53.6%	30.4%
Operative liabilities	O	1 972.9	1 961.8	2 142.1	9.2%	8.6%
Tax liabilities	T	258.7	383.9	271.0	-29.4%	4.8%

		3 398.1	4 013.2	3 763.3	-6.2%	10.7%

Total Liabilities		9 537.2	10 652.9	9 808.9	-7.9%	2.8%

Total Equity and Liabilities		17 440.3	17 818.3	17 557.1	-1.5%	0.7%

Items designated with “O” comprise Operating Capital

Items designated with “I” comprise Interest-bearing Net Liabilities

Items designated with “T” comprise Net Tax Liabilities

Items designated with “A” comprise Associate Companies

18(24)	Stora Enso Oyj Business ID 1039050-8

Changes in Group Shareholders’ Equity

EUR million	Share Capital	Capital Reserves	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 31 December 2004	1 423.3	1 009.2	-180.8	67.6	-218.9	5 525.0	7 625.4
Repurchase of Stora Enso Oyj shares	—	—	-344.7	—	—	—	-344.7
Cancellation of Stora Enso Oyj shares	-41.2	-224.4	265.6	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-365.3	-365.3
Buy-out of minority interests	—	—	—	—	—	-43.2	-43.2
Net profit for the period	—	—	—	—	0.2	-111.1	-110.9
Net expense recognised directly to equity	—	—	—	400.4	91.6	-33.2	458.8

Balance at 31 December 2005	1 382.1	784.8	-259.9	468.0	-127.1	4 972.2	7 220.1

Cancellation of Stora Enso Oyj shares	-39.9	-15.9	249.1	—	—	-193.3	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-354.9	-354.9
Options exercised	—	—	—	—	—	—	0.0
Buy-out of minority interests	—	—	—	—	—	—	0.0
Net profit for the period	—	—	—	—	4.2	225.0	229.2
Net expense recognised directly to equity	—	—	—	-9.4	-11.4	—	-20.8

Balance at 31 March 2006	1 342.2	768.9	-10.8	458.6	-134.3	4 649.0	7 073.6

Cancellation of Stora Enso Oyj shares	—	—	—	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	—	0.0
Options exercised	—	-2.0	0.3	—	—	—	-1.7
Buy-out of minority interests	—	—	—	—	—	-0.1	-0.1
Net profit for the period	—	—	—	—	-10.0	360.0	350.0
Net expense recognised directly to equity	—	—	—	277.0	12.3	88.5	377.8

Balance at 31 December 2006	1 342.2	766.9	-10.5	735.6	-132.0	5 097.4	7 799.6

Cancellation of Stora Enso Oyj shares	—	—	—	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-354.9	-354.9
Options exercised	—	-0.5	0.1	—	—	—	-0.4
Buy-out of minority interests	—	—	—	—	—	—	0.0
Net profit for the period	—	—	—	—	—	219.2	219.2
Net expense recognised directly to equity	—	—	—	23.7	-45.2	—	-21.5

Balance at 31 March 2007	1 342.2	766.4	-10.4	759.3	-177.2	4 961.7	7 642.0

CTA = Cumulative Translation Adjustment

OCI = Other Comprehensive Income

19(24)	Stora Enso Oyj Business ID 1039050-8

Commitments and Contingencies

EUR million	31 Dec 06	31 Mar 06	31 Mar 07
On Own Behalf
Pledges given	1.0	1.1	0.8
Mortgages	146.8	211.9	137.0
On Behalf of Associated Companies
Mortgages	0.8	0.8	0.0
Guarantees	343.0	369.0	281.2
On Behalf of Others
Guarantees	9.5	11.7	10.3
Other Commitments, Own
Leasing commitments, in next 12 months	38.4	33.0	30.5
Leasing commitments, after next 12 months	130.3	143.0	123.4
Pension liabilities	0.2	0.5	0.2
Other commitments	17.1	90.7	18.6

Total	687.1	861.7	602.0

Pledges given	1.0	1.1	0.8
Mortgages	147.6	212.7	137.0
Guarantees	352.5	380.7	291.5
Leasing commitments	168.7	176.0	153.9
Pension liabilities	0.2	0.5	0.2
Other commitments	17.1	90.7	18.6

Total	687.1	861.7	602.0

Purchase Agreement Commitments

EUR million	Scheduled Contract Payments
	Contract Total	2007	2008-9	2010-11	2012+
Type of Supply
Fibre	2 361	200	447	424	1 290
Energy	810	258	341	211	—
Logistics	727	128	169	109	321
Other Production costs	139	126	6	3	4

	4 037	712	963	747	1 615
Capital Expenditure	173	145	27	1	—

Total Contractual Commitments	4 210	857	990	748	1 615

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 06	31 Mar 06	31 Mar 07
	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	48.1	43.9	86.4	-28.4	58.0
Interest rate options	-1.8	-7.6	0.6	-1.6	-1.0
Cross-currency swaps	-1.2	-5.9	0.0	-1.0	-1.0
Forward contracts	28.2	2.5	5.5	-4.4	1.1
FX options	5.9	1.6	6.8	-1.5	5.3
Commodity contracts	63.2	210.8	48.7	-11.7	37.0
Equity swaps	7.0	39.7	38.5	-13.0	25.5

Total	149.4	285.0	186.5	-61.6	124.9

20(24)	Stora Enso Oyj Business ID 1039050-8

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 06	31 Mar 06	31 Mar 07
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	177.4	0.0	83.0
Maturity 2–5 years	2 152.1	1 038.6	1 758.3
Maturity 6–10 years	2 490.5	1 788.4	948.5
Maturity over 10 years	—	—	300.3

	4 820.0	2 827.0	3 090.1
Interest rate options	318.0	1 753.6	659.9

Total	5 138.0	4 580.6	3 750.0

Foreign Exchange Derivatives
Cross-currency swap agreements	6.9	70.7	6.8
Forward contracts	1 778.4	2 129.0	- 4.4
FX Options	662.8	833.2	1 351.8

Total	2 448.1	3 032.9	1 354.2

Commodity Derivatives
Commodity contracts	635.8	414.9	568.8

Total	635.8	414.9	568.8

Equity swaps
Equity swaps	328.6	400.9	270.9

Total	328.6	400.9	270.9

Sales by Segment

EUR million	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07
Publication Paper	1 171.0	1 145.2	1 226.7	1 230.5	4 773.4	1 240.5
Fine Paper	776.3	738.9	722.8	718.3	2 956.3	738.6
Merchants	496.3	452.6	450.1	508.2	1 907.2	532.9
Packaging Boards	869.0	881.8	909.0	871.7	3 531.5	919.8
Wood Products	377.1	437.8	418.5	443.0	1 676.4	479.8
Wood Supply	674.8	651.3	633.9	687.2	2 647.2	778.6
Other	-756.8	-691.3	-722.9	-727.1	-2 898.1	-834.8

Total Sales	3 607.7	3 616.3	3 638.1	3 731.8	14 593.9	3 855.4

Operating Profit by Segment excluding Non-recurring items

EUR million	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07
Publication Paper	70.3	55.3	57.0	69.0	251.6	63.5
Fine Paper	52.7	46.3	32.4	34.6	166.0	61.5
Merchants	9.6	2.9	7.7	12.5	32.7	16.6
Packaging Boards	99.5	70.8	93.7	59.4	323.4	106.5
Wood Products	3.8	14.9	21.4	19.0	59.1	53.7
Wood Supply	8.9	1.3	5.0	-12.4	2.8	12.2
Other	2.2	-73.3	12.1	5.5	-53.5	-6.7

Operating Profit excl. Non-recurring Items	247.0	118.2	229.3	187.6	782.1	307.3

Non-recurring items	-23.2	6.7	-177.2	60.0	-133.7	32.0

Operating Profit (IFRS)	223.8	124.9	52.1	247.6	648.4	339.3
Net financial items	62.3	-85.2	-42.5	-38.6	-104.0	-56.7
Associated companies	31.6	20.2	10.2	25.4	87.4	24.2

Profit before Tax and Minority Interests	317.7	59.9	19.8	234.4	631.8	306.8
Income tax expense	-91.3	-19.0	37.3	30.4	-42.6	-84.3

Net Profit	226.4	40.9	57.1	264.8	589.2	222.5

21(24)	Stora Enso Oyj Business ID 1039050-8

Non-recurring Items by Segment

EUR million	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07
Publication Paper	-2.9	4.4	-225.2	11.4	-212.3	13.3
Fine Paper	-22.0	3.8	72.0	8.5	62.3	19.2
Merchants	—	—	—	0.4	0.4
Packaging Boards	—	-5.5	—	4.3	-1.2	4.3
Wood Products	1.7	1.2	-24.0	0.4	-20.7	-12.0
Wood Supply	—	1.5	—	0.7	2.2
Other	—	1.3	—	34.3	35.6	7.2

Total Non-recurring Items	-23.2	6.7	-177.2	60.0	-133.7	32.0

Operating Profit by Segment

EUR million	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07
Publication Paper	67.4	59.7	-168.2	80.4	39.3	76.8
Fine Paper	30.7	50.1	104.4	43.1	228.3	80.7
Merchants	9.6	2.9	7.7	12.9	33.1	16.6
Packaging Boards	99.5	65.3	93.7	63.7	322.2	110.8
Wood Products	5.5	16.1	-2.6	19.4	38.4	41.7
Wood Supply	8.9	2.8	5.0	-11.7	5.0	12.2
Other	2.2	-72.0	12.1	39.8	-17.9	0.5

Operating Profit	223.8	124.9	52.1	247.6	648.4	339.3

Net financial items	62.3	-85.2	-42.5	-38.6	-104.0	-56.7
Associated companies	31.6	20.2	10.2	25.4	87.4	24.2

Profit before Tax and Minority Interests	317.7	59.9	19.8	234.4	631.8	306.8
Income tax expense	-91.3	-19.0	37.3	30.4	-42.6	-84.3

Net Profit	226.4	40.9	57.1	264.8	589.2	222.5

22(24)	Stora Enso Oyj Business ID 1039050-8

Stora Enso Shares

Closing Price	Helsinki, EUR		Stockholm, SEK		New York, USD
	A share	R share	A share	R share	ADRs
January	12.71	12.77	115.50	115.50	16.74
February	12.40	12.47	115.25	115.25	16.42
March	12.91	13.00	122.00	120.75	17.27

Trading Volume	Helsinki		Stockholm		New York
	A share	R share	A share	R share	ADRs
January	93 402	107 866 499	118 480	19 169 929	2 044 400
February	71 650	111 174 276	110 544	17 875 014	1 772 500
March	104 004	102 984 571	137 834	14 498 405	1 895 700

Total	269 056	322 025 346	366 858	51 543 348	5 712 600

Basis of Preparation

This unaudited interim financial report has been prepared in accordance with the accounting policies set out in International Accounting Standard 34 on Interim Financial Reporting and in the Group’s Annual Report for 2006.

The Group has adopted IFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures which is mandatory for the Group’s accounting periods beginning on or after 1 January 2007. The adoption of this standard and amendment will result in additional disclosures relating to financial instruments and how an entity manages its capital in the Group’s Annual Report.

Reclassification in 2006

Operating profit for 2006 has been reclassified. Total Return Swaps (TRS) which are partially hedging cash settled synthetic option programmes for Management, previously reported in other financial items, are now reported in operating profit under personnel expenses, with an effect of income of EUR 52.9 million and EUR 24.6 million in Q1/2006 and Q1-Q4/2006, respectively. TRS instruments do not qualify for hedge accounting and therefore all periodic changes to their fair value are recorded in the Income Statement.

Calculation of Key Figures

Return on capital employed,
ROCE (%)	100 x	Operating profit
Capital employed 1) 2)

Return on operating capital,	100 x	Operating profit
ROOC (%)		Operating capital 1) 2)

Return on equity,	100 x	Profit before tax and minority items – taxes
ROE (%)		Equity + minority interests 2)

Equity ratio (%)	100 x	Equity + minority interests
Total assets

Interest-bearing net liabilities	Interest-bearing liabilities – interest-bearing assets

Debt/Equity ratio		Interest-bearing net liabilities
Equity

1)	Capital employed = Operating capital – Net tax liabilities
2)	Average for the financial period

23(24)	Stora Enso Oyj Business ID 1039050-8

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

Jouko Karvinen, CEO, tel. +358 2046 21404

Hannu Ryöppönen, CFO, tel. +358 2046 21450

Stora Enso’s first quarter results 2007 will be published on 26 April 2007.

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

www.storaenso.com

www.storaenso.com/investors

p.p.	Jussi Siitonen	Jukka Marttila

24(24)	Stora Enso Oyj Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel